UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: 1 July 2022, London UK

GSK completes acquisition of Sierra Oncology

GSK plc (LSE/NYSE: GSK) today announced it has completed the acquisition of Sierra Oncology, Inc. (Sierra Oncology), a California-based biopharmaceutical company focused on targeted therapies for the treatment of rare forms of cancer. The acquisition was approved by Sierra Oncology's shareholders on 29 June 2022.

As previously announced, the acquisition of Sierra Oncology includes momelotinib, a late-stage potential new medicine with a unique dual mechanism of action that may address the critical unmet medical needs of myelofibrosis patients with anaemia. In addition, momelotinib complements GSK's Blenrep (belantamab mafodotin); the acquisition builds on the company's expertise in haematology and aligns with GSK's strategy of building a strong portfolio of specialty medicines and vaccines. If approved, momelotinib will contribute to GSK's growing specialty medicines business, with a US launch anticipated in 2023.

Luke Miels, Chief Commercial Officer, GSK, said: "This acquisition expands our innovative oncology portfolio, demonstrating our commitment to improving patient outcomes and creating value for shareholders. We now have a late-stage differentiated molecule in momelotinib, which could potentially address a significant unmet need in myelofibrosis patients with anaemia. Our focus is now on execution."

In June 2022, Sierra Oncology presented the complete data from the MOMENTUM phase III trial at the 2022 American Society of Clinical Oncology (ASCO) Annual Meeting. The trial met all its primary and key secondary endpoints, demonstrating that momelotinib achieved a statistically significant and clinically meaningful benefit on symptoms, splenic response, and anaemia. Sierra Oncology submitted a New Drug Application to the US Food and Drug Administration in June, and GSK anticipates a regulatory submission in Europe in the second half of 2022.

Financial considerations
Upon completion of the acquisition, GSK acquired all outstanding shares of Sierra Oncology for $55 per share in cash, representing an approximate total equity value of $1.9 billion (£1.6 billion at current exchange rates). The per-share price represented a premium of approximately 39 per cent to Sierra Oncology's closing stock price on 12 April 2022 and approximately 63 per cent to Sierra's volume-weighted average price (VWAP) over the last 30 trading days.

About myelofibrosis
Myelofibrosis is a rare blood cancer that results from dysregulated JAK-STAT signalling and is characterised by constitutional symptoms, splenomegaly (enlarged spleen) and progressive anaemia. From prior studies with momelotinib, we know approximately half of myelofibrosis patients are moderately to severely anaemic when eligible for JAK inhibitor treatment. Furthermore, currently approved JAK inhibitors only address symptoms and splenomegaly and are myelosuppressive. This can lead to worsening anaemia, resulting in dose reductions that potentially reduce treatment effect.

Myelofibrosis affects approximately 20,000 patients in the US, with approximately 40% of patients already anaemic at time of diagnosis and nearly all patients estimated to eventually develop anaemia.[1],[2]  Patients treated with the most commonly used JAK inhibitor will often require transfusions, and more than 30% will discontinue treatment due to anaemia.[3] Anaemia and transfusion dependence are strongly correlated with poor prognosis and shortened survival.[4]

About momelotinib
Momelotinib has a differentiated mode of action with inhibitory ability along three key signalling pathways: activin A receptor, type I (ACVR1)/activin receptor-like kinase-2 (ALK2), Janus kinase (JAK) 1, and JAK2. This activity may lead to beneficial treatment effects on anaemia and reduce transfusion dependence while treating myelofibrosis symptoms and splenic response.

GSK in oncology
GSK is focused on maximising patient survival through transformational medicines. GSK's pipeline is focused on immuno-oncology, cell therapy, tumor cell targeting therapies and synthetic lethality. Our goal is to achieve a sustainable flow of new treatments based on a diversified portfolio of investigational medicines utilising modalities such as small molecules, antibodies, antibody-drug conjugates and cell therapy, either alone or in combination.

About GSK
GSK is a science-led global healthcare company. For further information please visit www.gsk.com/about-us.

GSK enquiries:
Media enquiries:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Madeleine Breckon	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)
	Lyndsay Meyer	+1 202 302 4595	(Washington DC)

Analyst/Investor enquiries:	Nick Stone	+44 (0) 7717 618834	(London)
	Sonya Ghobrial	+44 (0) 7392 784784	(Consumer)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Josh Williams	+44 (0) 7385 415719	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the Company's Annual Report on Form 20-F for 2021, GSK's Q1 Results for 2022 and any impacts of the COVID-19 pandemic.

Registered in England & Wales:
No. 3888792

Registered Office:
980 Great West Road
Brentford, Middlesex
TW8 9GS

[1] Naymagon, L., & Mascarenhas, J. (2017). Myelofibrosis-Related Anemia: Current and Emerging Therapeutic Strategies. HemaSphere, 1(1), e1. https://doi.org/10.1097/HS9.0000000000000001
[2] Chifotides, H.T., Bose, P. & Verstovsek, S. Momelotinib: an emerging treatment for myelofibrosis patients with anemia. J Hematol Oncol 15, 7 (2022). https://doi.org/10.1186/s13045-021-01157-4
[3] Palandri, F., Palumbo, G.A., Elli, E.M. et al. Ruxolitinib discontinuation syndrome: incidence, risk factors, and management in 251 patients with myelofibrosis. Blood Cancer J. 11, 4 (2021). https://doi.org/10.1038/s41408-020-00392-1
[4] Pardanani, A., & Tefferi, A. (2011). Prognostic relevance of anemia and transfusion dependency in myelodysplastic syndromes and primary myelofibrosis. Haematologica, 96(1), 8-10. https://doi.org/10.3324/haematol.2010.035519

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: July 01, 2022

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc